Exhibit 2.1

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO CERTAIN PORTIONS OF THIS DOCUMENT. EACH SUCH PORTION, WHICH HAS BEEN OMITTED HEREIN AND REPLACED WITH AN ASTERISK [***], HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

ASSET TRANSFER AGREEMENT

This Asset Transfer Agreement is made as of April 30, 2013 between Otonomy, Inc., a Delaware corporation (“Otonomy”), and IncuMed, LLC, a Nevada LLC (“IncuMed”). Otonomy and IncuMed are each referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

A.    Otonomy desires to purchase from IncuMed, and IncuMed desires to sell to Otonomy, the Transferred Assets (as defined below) in exchange for the payment obligations set forth in Section 2.3, all as consideration for such purchase.

Now, therefore, in consideration of the foregoing premises, the mutual representations, warranties covenants and other agreements set forth herein and the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS; RULES OF CONSTRUCTION

SECTION 1.1     Definitions. Terms capitalized but not defined in this Agreement are defined on Exhibit A. Exhibit A also contains references to terms defined in the body of this Agreement and other Exhibits to this Agreement.

ARTICLE II

TRANSFER OF ASSETS; ASSUMPTION OF

LIABILITIES; CONSIDERATION; CLOSING

SECTION 2.1    Transfer of Assets. Upon the terms and subject to the conditions set forth in this Agreement:

(a)    IncuMed hereby sells, conveys, assigns and transfers to Otonomy, and Otonomy hereby acquires from IncuMed all of IncuMed’s right, title and interest in and to the following assets (collectively, the “Transferred Assets”):

(i)     the Transferred Patent Rights;

(ii)    the Durect License Agreement;

(iii)   the Transferred Books and Records; and

(iv)   all rights, claims, causes of action and credits, including all guarantees, warranties, indemnities, rights of setoff and similar rights, in favor of IncuMed to the extent relating to any of the foregoing Transferred Assets, including, without limitation, all causes of action for past misappropriation or infringement of any Transferred Patent Rights and rights to damages and other remedies for past misappropriation or infringement of any Transferred Patent Rights.

The transfer of the Transferred Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Transferred Assets.

SECTION 2.2    Liabilities.  All Liabilities of IncuMed (the “Retained Liabilities”) shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by IncuMed. For the avoidance of doubt, the Retained Liabilities shall include, without limitation:

(i)    Any Liability of IncuMed under the Durect License Agreement that arises after the Effective Time but that arises out of or relates to any breach thereof that occurred prior to the Effective Time;

(ii)    (A) any Tax Liabilities for any Tax period of IncuMed, or any member of any consolidated, affiliated, combined or unitary group of corporations of which IncuMed or any of its Subsidiaries is or has been a member and (B) Taxes attributable to the Transferred Assets for any Pre-Closing Tax Period;

(iii)    any Liabilities of IncuMed arising out of any product liability, patent infringement, breach of warranty, government seizure, recall or similar claim for injury to person or property or any other claim related to the Transferred Assets arising prior to the Effective Time (including all proceedings relating to any such Liabilities);

(iv)    any Liabilities of IncuMed with respect to any litigation or other claims related to the Transferred Assets arising from any event, circumstance or condition prior to the Effective Time;

(v)    any Liability of IncuMed related to any product or service of IncuMed not related to the Transferred Assets;

(vi)    any Liability of IncuMed arising out of (A) any suit, action or proceeding pending or threatened as of the Effective Time, with respect to claims based upon facts, events or circumstances occurring prior to the Effective Time, or (B) any actual or alleged violation by IncuMed or any of its Affiliates of any Law applicable to IncuMed or any of its Affiliates;

(vii)    any Liability of IncuMed or any ERISA Affiliate under or relating to (A) any employee benefit plan, or relating to wages, bonuses, payroll, vacation, sick leave, workers’ compensation, unemployment benefits, pension benefits, employee stock option or profit-sharing plans, health care plans or benefits, phantom stock, deferred compensation or other similar plan or arrangement, or any other employee plans or benefits of any kind, in each case, which IncuMed or any ERISA Affiliate has entered into, maintains or administers or has maintained or administered, to which IncuMed or any ERISA Affiliate contributes or has contributed or is or has been required to contribute, or under or with respect to which IncuMed or any ERISA Affiliate has or may have any

Liability and (B) any actual or alleged violation by IncuMed or any of its Affiliates of any equal employment or employment discrimination laws;

(viii)    any Liability (including all costs and disbursements) incurred in connection with the termination of employment of any IncuMed employee prior to or in connection with the Closing;

(ix)    any Liability under Environmental Laws arising out of or relating to the use or ownership of the Transferred Assets, in each case before the Effective Time;

(x)    any Liability of IncuMed to any of its Affiliates; and

(xi)    any other Liability of IncuMed resulting from IncuMed’s ownership, use, operation or maintenance of the Transferred Assets prior to the Effective Time.

For the avoidance of any doubt, the Parties agree that Otonomy is not assuming any Liability of IncuMed or of any of IncuMed’s Affiliates (including without limitation NeuroSystec).  Nothing in this Agreement shall be construed as IncuMed acknowledging or agreeing that IncuMed has assumed any liabilities of NeuroSystec.

SECTION 2.3    Consideration.

(a)    As consideration for the Transferred Assets and rights granted to Otonomy hereunder, Otonomy shall:

(i)    Pay to IncuMed at the Closing, a payment of $225,000 (“Purchase Payment”), less the Escrow Amount;

(ii)    Deliver the Escrow Amount to the Escrow Agent, in accordance with the Escrow Agreement The Escrow Fund will be held, administered and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and Article VII of this Agreement; and

(iii)    Pay to IncuMed, subject to setoff as provided in Section 7.6 of this Agreement, the following one-time milestone payments upon the first achievement of the following milestones by Otonomy, its Affiliates or licensees:

(1)	[***]

(2)	[***]

(3)	[***] and

*** Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

(4)    [***] (payments under subsections (1) through (4) are collectively referred to as “Milestone Payments”).

Otonomy shall notify IncuMed in writing within thirty (30) days after the achievement of any of the foregoing milestones under clauses (1), (2) or (3) above, and payment of the amount corresponding to such milestone shall be due within thirty (30) days after such achievement. Otonomy shall notify IncuMed in writing within forty five (45) days after the calendar year end in which the milestone under clause (4) above has been achieved by Otonomy, and payment of the amount corresponding to such milestone shall be due within forty five (45) days following such calendar year end. For clarity, each of the above milestone payments shall be payable once only and only for the first occurrence of each such milestone, irrespective of the number of Products that may ultimately achieve such milestone.   In no event shall the total amount paid or payable to IncuMed under Section 2.3(a)(iii) exceed $5,250,000.    Until receipt by IncuMed of the final payment pursuant to the milestone in clause (4) above, Otonomy will allow an annual review by an independent accountant selected and paid by IncuMed and consented to by Otonomy (which consent shall not be unreasonably withheld) of Otonomy’s financial statements and calculations used in determining Net Sales.

(b)    [Intentionally omitted.]

(c)    Allocation of Purchase Price.  The consideration payable hereunder shall be allocated among the Transferred Assets in accordance with this Section 2.3(c).    Otonomy shall prepare and deliver to IncuMed, within 45 days following the Closing, a draft schedule setting forth an allocation of such consideration among the Transferred Assets (the “Allocation”), which shall be prepared in accordance with Code Section 1060 and the Treasury regulations thereunder (and any similar provision of state, local or foreign law, as appropriate).  The Parties will use commercially reasonable efforts to agree on the final Allocation, which shall be conclusive and binding upon Otonomy and IncuMed for all purposes, and the parties agree that all returns and reports (including, without limitation, IRS Form 8594) and all financial statements shall be prepared in a manner consistent with (and the parties shall not otherwise file a Tax Return position inconsistent with) the final Allocation unless required by the IRS or any other applicable Governmental Authority.

(d)    Withholding Taxes.  Otonomy and its representatives shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person such Taxes as may be required to be deducted or withheld therefrom under any applicable Law and shall remit such amounts to the applicable Governmental Authority, and shall, if requested by IncuMed, provide a written copy of a tax receipt from such Governmental Authority reflecting the amounts so withheld and remitted. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid. In the event a Governmental Authority subsequently determines that Taxes should have been withheld and paid over to such Governmental Authority, IncuMed shall fully indemnify Otonomy for such Taxes.

*** Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

SECTION 2.4    Closing.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”), including the transfer of the Transferred Assets, shall be held at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304 at 10:00 a.m. Pacific Time on the date hereof, contemporaneously with the execution and delivery of this Agreement and other deliverables described in Sections 2.5 and 2.6 of this Agreement, or such later date as the Parties agree upon in writing (the “Closing Date”).

SECTION 2.5    Closing Deliveries by IncuMed. At the Closing, IncuMed shall:

(a)    deliver to Otonomy an original of each Transaction Document to which IncuMed is to be a party, duly executed by IncuMed;

(b)    deliver to Otonomy the Transferred Books and Records;

(c)    deliver to Otonomy such other bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance, and such copies of the Transferred Patent Rights, as may reasonably be requested by Otonomy, each in form and substance reasonably satisfactory to Otonomy and its legal counsel and duly executed by IncuMed; and

(d)    deliver to the Escrow Agent originally executed Reconveyance Documents to which IncuMed is a party, duly executed by IncuMed, which Reconveyance Documents will be delivered to Otonomy only in the event Otonomy exercises the Put Option during the Put Option Period in accordance with Section 6.1 hereof.

SECTION 2.6    Closing Deliveries by Otonomy.

At the Closing, Otonomy shall:

(a)    deliver to IncuMed an original of each Transaction Document to which Otonomy is to be a party, duly executed by Otonomy;

(b)    deliver to IncuMed the Purchase Payment, less the Escrow Amount, in immediately available funds by wire transfer to an account or accounts designated by IncuMed; and

(c)    deliver to the Escrow Agent (x) the Escrow Amount, in immediately available funds by wire transfer to an account or accounts designated by the Escrow Agent, and (y) originally executed Put Option Patent Assignment Agreement, Put Option Bill of Sale and Put Option Assignment and Assumption Agreement (such documents referred to collectively, the “Reconveyance Documents”), which Reconveyance Documents will be delivered to IncuMed only in the event Otonomy exercises the Put Option during the Put Option Period and Otonomy receives the full amount of cash to which it is due pursuant to Section 6.1(a)(ii) hereof, all in accordance with Section 6.1.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF INCUMED

Except as set forth in the disclosure schedule delivered by IncuMed to Otonomy on the date hereof (the “Disclosure Schedule”), which Disclosure Schedule identifies the Section (or, if applicable, subsection) of this Agreement to which such exception relates (provided, however, that such disclosure shall also apply to particular matters represented or warranted in other Sections and subsections to the extent that it is reasonably apparent from the text of such disclosure), IncuMed hereby represents and warrants to Otonomy, as of the date of this Agreement, as set forth on Exhibit B.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF OTONOMY

Otonomy hereby represents and warrants to IncuMed, as of the date of this Agreement, as set forth on Exhibit C-1.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.1      Cooperation and Assistance. At Otonomy’s sole cost and expense, IncuMed shall cooperate fully with and assist Otonomy as may be necessary or useful in order to allow Otonomy to understand and complete the transfer of the Transferred Assets for the purposes contemplated in this Agreement.

SECTION 5.2      Confidentiality.

(a)      Confidential Information. It is understood that upon the Closing all Otonomy Confidential Information is and shall remain the sole property of Otonomy, and IncuMed shall have no interest therein. It is understood that at all times IncuMed Confidential Information is and shall remain the sole property of IncuMed, and Otonomy shall have no interest therein. Notwithstanding the foregoing, the Transferred Books and Records will become Otonomy Confidential Information; provided however, that the Transferred Books and Records will become IncuMed Confidential Information on the Put Date in the event the Put Option is exercised.

(b)      Permitted Disclosures. Notwithstanding the provisions of Section 5.2, Confidential Information shall exclude information that (i) the receiving Party can demonstrate was in the public domain at the time it was disclosed or enters the public domain through no act or omission of the receiving Party, and (ii) is received rightfully by the receiving Party from a Third Party and without (A) restriction on use or disclosure and (B) breach of any obligation of confidentiality.

(c)      Confidentiality Obligation. Each Party may use the other Party’s Confidential Information solely to fulfill its obligations in connection with this Agreement. Each Party shall treat as confidential and not disclose to any third party any of the other Party’s Confidential Information and shall not use such other Party’s Confidential Information for its own benefit. Without limiting the foregoing, each Party shall use at least the same degree of care which it uses to prevent the disclosure of its own confidential information of like importance, but in no event with less than reasonable care, to prevent the disclosure of the other Party’s Confidential Information. Each Party further agrees to take all reasonable precautions to prevent any unauthorized disclosure or use of any Confidential Information.

(d)      Confidentiality Agreement. Each Party agrees that the terms and conditions, but not the existence, of this Agreement shall be treated as the Confidential Information of both Parties and that no reference to the terms and conditions of this Agreement or to activities pertaining thereto may be made by either Party in any form of public or commercial advertising without the prior written consent of the other Party; provided, however, that each Party may disclose the terms and conditions of this Agreement: (i) to its legal counsel and accountant or financial advisor, or employees, directors, investors and potential investors who have a need to know such information and either agree to be bound by the confidentiality obligations set forth herein or be under an obligation of confidentiality; (ii) subject to Section 5.2(e), as required by any court or other governmental body; or (iii) as otherwise required by law, subject to the disclosing party complying with procedures equivalent to those of Section 5.2(e) below.

(e)      Required Disclosure. In the event that either Party believes that it will be compelled, or is compelled, by a court, administrative agency, or other governmental body to disclose the other Party’s Confidential Information, it shall: (i) if legally permissible, provide prompt notice thereof to the other Party so that such other Party may take steps to oppose such disclosure, and (ii) cooperate with the other Party’s reasonable attempts to oppose such disclosure, and (iii) use its reasonable efforts to obtain a protective order or otherwise prevent unrestricted or public disclosure of such information.

(f)      Public Announcements. Neither Party shall make any public announcement relating to this Agreement except upon the other Party’s prior written consent, which consent may be granted or withheld by such other Party in its sole discretion.

(g)      Prior Agreement. This Agreement supersedes the Mutual Nondisclosure Agreement between Otonomy and NeuroSystec (and its affiliates) dated September 16, 2011 (the “Prior Agreement”). All information exchanged between the Parties and their respective Affiliates under the Prior Agreement shall be deemed Confidential Information and shall be subject to the terms of this Section 5.2.

SECTION 5.3      Further Assurance. On and after the Closing Date, each of the Parties hereto shall from time to time, at the reasonable request of the other Party and sole expense of such other Party, use commercially reasonable efforts to execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such further conveyances, notices and assumptions and such other instruments, and take such other actions, as the other Party may reasonably request in order to more effectively consummate the transactions contemplated hereby and to carry out the provisions of this Agreement, each of the other Transaction Documents and, if the Put Option is exercised, each of the Reconveyance Documents, including, without limitation, (i) to transfer fully to Otonomy good and marketable title to the Transferred Assets and all of the titles, rights, interests, remedies, powers and privileges intended to be conveyed under Transaction Documents (including assistance in the collection or reduction to possession of any of the Transferred Assets) and (ii) if the Put Option is exercised and the conditions to the transfer of the Transferred Assets to IncuMed as set forth in Section 6.1(a) are satisfied, to transfer fully to IncuMed good and marketable title to the Transferred Assets and all of the titles, rights, interests, remedies, powers and privileges intended to be conveyed under Reconveyance Documents (including assistance in the collection or reduction to possession of any of the Transferred Assets).

SECTION 5.4      [This section intentionally left blank]

SECTION 5.5      Put Option Covenants.

(a)      Affirmative Covenants. During the period starting at the Effective Time and ending on the earlier of (i) the Put Expiration Time, if the Put Option is not exercised, (ii) the Put Cancellation Time, if the Put Option is cancelled, and (iii) the Put Date, if the Put Option is exercised, Otonomy shall, except to the extent expressly provided otherwise in this Agreement or as consented to in writing by IncuMed:

(i)      comply with its obligations contained in this Agreement and other Transaction Documents;

(ii)      maintain its records and hold the Transferred Assets in material compliance with all applicable Laws;

(iii)      Otonomy shall be responsible for filing, prosecuting and maintaining all pending and issued Patent Rights within the Transferred Patent Rights, including payment of all routine government fees and annuities and filing all documents necessary to maintain such Transferred Patent Rights and shall keep IncuMed reasonably informed of any material changes, occurrences and events relating to the filing, prosecution or maintenance of the Transferred Patent Rights. Otonomy shall provide IncuMed a reasonable opportunity to review and comment on filing, prosecution and maintenance of the Transferred Patent Rights, including providing IncuMed with copies of all relevant communications to or from any patent authority regarding the Transferred Patent Rights and providing drafts of any material filings or responses to be made to such patent authorities reasonably in advance of the submission of such filings or responses. Otonomy shall confer from time to time as reasonably requested by IncuMed with one or more representatives of IncuMed to discuss any material action, changes or developments concerning or affecting the Transferred Patent Rights and shall reasonably consider all requests by IncuMed in connection with the filing, prosecuting and maintaining of the Transferred Patent Rights;

(iv)      promptly notify IncuMed of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Transferred Assets; and

(v)      keep IncuMed reasonably informed of any material notices or events under the Durect License Agreement (including any notices related to Otonomy’s breach of the Durect License Agreement).

(b)      Negative Covenants. During the period starting at the Effective Time and ending on the earlier of (i) the Put Expiration Time, if the Put Option is not exercised, (ii) the Put Cancellation Time, if the Put Option is cancelled, and (iii) the Put Date, if the Put Option is exercised, Otonomy shall not do, cause, or permit any of the following, except to the extent expressly provided otherwise in this Agreement or as consented to in writing by IncuMed:

(i)      Outbound IP Licenses. Grant to any Person a license under any Transferred Asset, other than limited, revocable, non-exclusive licenses granted to contract research organizations in the ordinary course of business as necessary for such organizations to perform services for Otonomy with respect to the development of Products; provided that Otonomy shall be obligated to revoke any such license(s) prior to exercising the Put Option;

(ii)      Exclusive Rights and Most Favored Party Provisions. Enter into or amend any agreement pursuant to which any other party is granted rights that purport to or would have the effect of limiting or restricting IncuMed’s use of the Transferred Assets or IncuMed’s business activities upon a reversion of the Transferred Assets to IncuMed following Otonomy’s exercise of the Put Option;

(iii)      Dispositions. Sell, lease, or otherwise transfer any of the Transferred Assets other than transfers to Affiliates, which may be made so long as the Affiliate executes and delivers to Otonomy and IncuMed a written agreement to be bound by the terms of this Agreement in form and substance reasonably satisfactory to IncuMed;

(iv)      Encumbrances. Place or allow the creation of any Encumbrance on any of the Transferred Assets (other than revocable, non-exclusive licenses permitted under Section 5.5(b)(i) above);

(v)      License Agreement. (i) Modify, amend or fail to perform under the License Agreement, without IncuMed’s prior written consent, or (ii) terminate the License Agreement, in whole or in part; or

(vi)      Other. Agree to take any of the actions described above.

ARTICLE VI

PUT OPTION

SECTION 6.1      Put Option.

(a)     At any time during the Put Option Period, Otonomy may deliver a written notice (a “Put Notice”) to IncuMed stating that it exercises it rights under this Article VI to transfer back to IncuMed all of the Transferred Assets (the “Put Option”). In the event Otonomy delivers a Put Notice to IncuMed during the Put Option Period (the date of such delivery, the “Put Date”):

(i)      Otonomy shall assign to IncuMed, and hereby does assign to IncuMed, contingent upon Otonomy’s delivery of the Put Notice to IncuMed during the Put Option Period and Otonomy’s receipt of funds pursuant to Section 6.1(a)(ii), all of Otonomy’s right, title and interest in and to the Transferred Assets;

(ii)      The Escrow Agent shall release to Otonomy the full amount of the Escrow Fund, and to the extent the Escrow Fund contains less than the Escrow Amount, IncuMed shall pay to Otonomy either (a) the difference between the Escrow Amount and the amount actually in the Escrow Fund or (b) $[***] whichever is less;

(iii)      The Escrow Agent shall release to IncuMed all Reconveyance Documents signed by Otonomy upon Otonomy’s receipt of funds pursuant to Section 6.1(a)(ii);

(iv)      The Escrow Agent shall, simultaneously with the release of the Reconveyance Documents to IncuMed pursuant to subsection (iii) above, release to Otonomy all Reconveyance Documents signed by IncuMed; and

(v)      Otonomy’s obligation to make any further payments pursuant to Section 2.3(a)(iii) shall cease.

(b)      By delivering a Put Notice, Otonomy represents and warrants to IncuMed effective as of the Put Date as provided on Exhibit C-2.

(c)      In the event the Put Option is exercised, Otonomy shall, at IncuMed’s sole cost and expense, afford IncuMed reasonable access during business hours to the employees of Otonomy with knowledge of the Transferred Assets so that they can describe to IncuMed the work Otonomy has performed related to the Transferred Assets (it being understood that Otonomy’s employees will possess all material knowledge of the work Otonomy has performed related to the Transferred Assets).

(d)      In the event Otonomy does not deliver a Put Notice to IncuMed during the Put Option Period pursuant to Section 6.1(a) or delivers a Put Cancellation Notice, then on the Put Expiration Time or the Put Cancellation Time, as applicable, (x) the amounts remaining in the Escrow Fund, if any, shall be released to IncuMed, subject to Section 7.6(b), (y) the Reconveyance

*** Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Documents signed by Otonomy shall be released to Otonomy, and (z) the Reconveyance Documents signed by IncuMed shall be released to IncuMed.

ARTICLE VII

INDEMNIFICATION

SECTION 7.1      Indemnification by IncuMed.  IncuMed shall indemnify and hold harmless Otonomy, its Affiliates and their respective officers, directors, agents and employees (collectively, the “Otonomy Indemnified Parties”) from and against any and all claims, demands, damages, losses, costs, liabilities and expenses (including reasonable attorneys’, expert witnesses’ and consultants’ fees) (collectively, “Losses”) arising out of or related to any (a) breach by IncuMed of any representation or warranty set forth in this Agreement, (b) breach by IncuMed of any covenant set forth in this Agreement, except in the case of this clause (b) for (i) claims arising due to the negligence, intentional misconduct, or breach of this Agreement by Otonomy or its Affiliates and (ii) claims for which Otonomy is obligated to indemnify IncuMed Indemnified Parties pursuant to Section 7.2, (c) Retained Liabilities, or (d) fraud committed by IncuMed or its officers, directors or employees in connection with this Agreement (“IncuMed Fraud”).

SECTION 7.2      Indemnification by Otonomy.  Otonomy shall indemnify and hold harmless IncuMed, its Affiliates and their respective officers, directors, agents, and employees (collectively, the “IncuMed Indemnified Parties”) from and against any and all Losses arising out of or related to any (a) breach by Otonomy of any representation or warranty set forth in this Agreement, (b) breach by Otonomy of any covenant set forth in this Agreement (for the avoidance of any doubt, this includes but is not limited to any breach of any of the Put Covenants stated in Section 5.5), (c) claim brought against an IncuMed Indemnified Party by a third party arising from the use (including use in clinical trials), manufacture, marketing, promotion, sale, advertising, transportation, handling, storage, or distribution of an Active Agent or products containing an Active Agent by or on behalf of Otonomy, including any claims with respect to a defect or alleged defect in the labeling of a Product or any defect or alleged defect in the design or formulation of a Product, except in each case of clause (b) or this clause (c), for (i) claims arising due to the negligence, intentional misconduct, or breach of this Agreement by IncuMed or its Affiliates, and (ii) claims for which IncuMed is obligated to indemnify Otonomy Indemnified Parties pursuant to Section 7.1, (d) in the event Otonomy exercises the Put Option, all liabilities and obligations incurred by Otonomy in its use of the Transferred Assets between the Effective Time and the Put Date, or (e) fraud committed by Otonomy or its officers, directors or employees in connection with this Agreement (“Otonomy Fraud”).

SECTION 7.3      Third Party Claims Indemnification Procedures

(a)      In the event that a party entitled to indemnification under this Agreement (“Indemnified Party”) incurs any Loss related to a third party (“Third Party Claim”) for which an indemnifying party under this Agreement (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder, such Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have 30 days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim; it being understood that by assuming the defense of a Third Party Claim the Indemnifying Party shall conclusively acknowledge its obligation to indemnify the Indemnified Party with respect to such Third Party Claim.

(b)      In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party Claim and diligently begins such defense, the Indemnifying Party shall, at its sole expense, have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense with counsel reasonably satisfactory to the Indemnified Party. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its expense unless the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, or adversely affect the value of the Transferred Assets, (ii) a finding or admission of a violation of Law or violation of the rights of any Person by the Indemnified Party or any of its Affiliates, (iii) a finding or admission that would have an adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates, or (iv) any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.

(c)      If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise after assuming the defense of a Third Party Claim, or (ii) fails to take reasonable steps necessary to defend diligently such Third Party Claim, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by the defense.

(d)      The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by keeping the other Party fully informed of the status of such Third Party Claim and any related proceedings at all stages thereof where such Party is not represented by its own counsel, and by providing access to each other’s relevant business records and other documents, and employees; it being understood that the reasonable costs and expenses of the Indemnified Party relating thereto shall be Losses.

(e)      The Indemnified Party and the Indemnifying Party shall use their commercially reasonable efforts to avoid production of Confidential Information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any Party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

SECTION 7.4      Survival. The representations and warranties of IncuMed in Exhibit B to this Agreement shall survive until the earlier of (i) the Put Expiration Time, if the Put Option is not exercised, and (ii) the Put Date, if the Put Option is exercised, except the representations and warranties in Section 1 (Organization) and Section 2 (Authority) of Exhibit B hereof will not terminate. All representations and warranties of Otonomy in Exhibit C-1 to this Agreement shall survive until the earlier of (i) the Put Expiration Time, if the Put Option is not exercised, and (ii) the Put Date, if the Put Option is exercised, except the representations and warranties in Section 1 (Organization) and Section 2 (Authority) of Exhibit C-1 will not terminate. If Otonomy exercises the Put Option, all representations and warranties of Otonomy in Exhibit C-2 to this Agreement shall survive for 12 months from the Put Date, except the representations and warranties in Section 1 (Organization) and Section 2 (Authority) of Exhibit C-2 will not terminate. In the event a Party asserts any claim for indemnification of Losses based on a breach by the other Party of any representation or warranty prior to termination as set forth in the preceding sentence, such claim shall survive until such time as such claim is fully and finally resolved. All covenants and agreements of the Parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, which by their terms contemplate actions or impose obligations following the Closing will survive the Closing and remain in full force and effect in accordance with their terms.

SECTION 7.5      Limitations.

(a)      Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article VII for any consequential, punitive, special, incidental or indirect damages, including lost profits, except to the extent awarded by a court of competent jurisdiction in connection with a Third Party Claim.

(b)      No claim for Losses by a Party for indemnification based on a breach by the other Party of a representation or warranty may be made until the amount of all such Losses exceeds $10,000 for a single claim or $25,000 in the aggregate (the “Deductible”), in which event the Indemnifying Party shall only be liable for Losses in excess of the Deductible.

(c)      The maximum aggregate amount that the Otonomy Indemnified Parties may recover from IncuMed with respect to claims under Section 7.1(a) shall be 20% of the Aggregate Purchase Price; provided, however, that such cap on indemnification shall not apply to claims under Section 7.1(a) due to breach of any representation or warranty contained in Section 1 (Organization), Section 2 (Authority) or Section 7 (Intellectual Property) of Exhibit B.

(d)      The maximum aggregate amount that IncuMed Indemnified Parties may recover from Otonomy with respect to claims under Section 7.2(a) shall be 20% of the Aggregate Purchase Price; provided, however, that (i) such cap on indemnification shall not apply to claims under Section 7.2(a) due to breach of any representation or warranty contained in Section 1 (Organization) or Section 2 (Authority) of each of Exhibit C-1 and Exhibit C-2.

SECTION 7.6      Obligation to Recover Exclusively from Escrow or Setoff Losses.

(a)      If an Otonomy Indemnified Party has made a claim for indemnification for a specified amount with respect to any Loss in accordance with this Article VII, and (i) IncuMed shall have agreed to the amount claimed by the Otonomy Indemnified Party for indemnification with respect to such Loss in accordance with the procedures set forth in this Article VII or (ii) IncuMed shall have delivered notice of its disagreement as to the amount of any indemnification requested by the Otonomy Indemnified Party and either (A) IncuMed and the Otonomy Indemnified Party shall have, subsequent to the giving of such notice, mutually agreed that IncuMed is obligated to indemnify the Otonomy Indemnified Party for a specified amount or (B) a final nonappealable judgment shall have been rendered in the Otonomy Indemnified Party’s favor for a specified amount by the court or arbitrator having jurisdiction over the matters relating to such claim by the Otonomy Indemnified Party for indemnification from IncuMed, then each such specified amount shall constitute an “Off-Setting Amount.”

(b)      During the period starting at the Effective Time and ending on the earlier of (i) the Put Expiration Time, if the Put Option is not exercised, (ii) the Put Cancellation Time, if the Put Option is cancelled, and (iii) the Put Date, if the Put Option is exercised, Otonomy shall recover any Off-Setting Amount from the Escrow Fund, it being understood that if Otonomy does not exercise the Put Option before the Put Expiration Time, then, subject to the following sentence, the Escrow Fund shall promptly be paid by the Escrow Agent to IncuMed. Notwithstanding anything herein to the contrary, if at the time the Escrow Fund would otherwise be released to IncuMed, Otonomy has made a good-faith claim for indemnification that has not yet been resolved, then such portion of the Escrow Fund as may be necessary, in the reasonable good faith judgment of Otonomy, to satisfy any then unresolved or unsatisfied claim for indemnification shall remain in the Escrow Fund until such claim for indemnification has been resolved or satisfied.

(c)      If, at the time of any Milestone Payment pursuant to Section 2.3, there are any Off-Setting Amounts that have not been paid to Otonomy from the Escrow Fund, then, such Off-Setting Amounts shall be deducted from the portion of the Milestone Payment otherwise payable to IncuMed under Section 2.3 of this Agreement. If at the time a Milestone Payment is due, Otonomy has made a good-faith claim for indemnification that has not yet been resolved, then Otonomy shall (a) pay a portion of such Milestone Payment equal to the amount Otonomy claims in good faith is necessary to satisfy such indemnification claim into an escrow account administered by a mutually agreeable nationally recognized, third party escrow company, with the fees of such escrow to be split evenly by Otonomy and IncuMed and (b) pay the remainder of such Milestone Payment, if any, to IncuMed.

(d) Notwithstanding anything herein to the contrary, the Parties agree that, except in cases of IncuMed Fraud, the right to recover from the Escrow Fund, the right to make a deduction from a Milestone Payment, and the right to seek specific performance and other injunctive relief shall be the exclusive remedies available to any Otonomy Indemnified Party under this Agreement (for the avoidance of doubt, the Parties agree that any specific performance or other injunctive relief shall exclude in all respects any payment of money damages). For the avoidance of doubt, except in the case of IncuMed Fraud, IncuMed shall have no liability whatsoever to Otonomy or any Otonomy Indemnified Party other than claims that Otonomy or any Otonomy Indemnified Party may make for an Off-Setting Amount against the Escrow Fund or against a Milestone Payment. Each Party acknowledges and agrees that, in the absence of fraud, its sole and exclusive remedy with respect to any and all claims relating to arising out of any representation, warranty, covenant or agreement made by the other Party pursuant to this Agreement shall be pursuant to the indemnification provisions of this Article VII. The Parties acknowledge that in the event of a breach of this Agreement, money damages may be inadequate and the non-breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that the non-breaching Party shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the breaching Party’s obligations hereunder not only by an action or actions for damages pursuant to the indemnification provisions of this Article VII, but also by an action or actions for specific performance or other injunctive relief, and nothing set forth in this Agreement shall be deemed to prohibit or limit either Party’s right at any time to seek such relief for any failure of the other Party to perform any covenant or agreement contained herein.

SECTION 7.7      Tax Treatment.  Any payment under this Article VII of this Agreement shall be treated by the Parties for U.S. federal, state, local and non-U.S. income tax purposes as a purchase price adjustment unless otherwise required by applicable law.

ARTICLE VIII

MISCELLANEOUS

    SECTION 8.1     Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, via email, or by commercial delivery service to the Parties hereto at the following address (or at such other address for a Party as shall be specified by like notice):

(i)	if to Otonomy, to:

6275 Nancy Ridge Drive, Suite 100

San Diego, CA 92121

Attention: Chief Business Officer

Telephone No.: (858) 242-5200

Email: [***]

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Ken Clark

Telephone No.: (650) 493-9300

Email: [***]

(ii)	if to IncuMed, to:

12744 San Fernando Rd.

Sylmar, CA 91342

Attention: Controller

Telephone No.: (818) 833-5309

Email: [***]

with a copy (which shall not constitute notice) to:

IncuMed LLC

3201 Barhite Street

Pasadena, CA 91107

Attention: President

Telephone: (626) 221-0390

Email: [***]

*** Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

SECTION 8.2    Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been provided to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

SECTION 8.3    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Parties hereto; it being understood that all Parties hereto need not sign the same counterpart.

SECTION 8.4    Entire Agreement; Nonassignability; Parties in Interest. This Agreement, including all the Exhibits attached hereto, and the other Transaction Documents, (a) constitute the entire agreement among the Parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties hereto with respect to the subject matter hereof, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the Parties hereto any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

SECTION 8.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties hereto without the prior written consent of the other Parties hereto, and any such assignment without such prior written consent shall be null and void, except that (i) a Party may assign this Agreement in connection with a change in control of such Party without the prior consent of the other Party as long as the acquiring party executes and delivers to the other Party a written agreement to be bound by the terms of this Agreement and (ii) a Party may assign this Agreement to any Affiliate without the prior consent of the other Party, so long as such assignee executes and delivers to the other party a written agreement to be bound by the terms of this Agreement. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their permitted successors and assigns. Without limiting in any manner whatsoever Otonomy’s obligation to pay to IncuMed any Milestone Payments accruing as a result of its own activities or the activities of any of its licensees, Otonomy agrees that it will not grant any party (other than a contract research organization or contract manufacturing organization) any license or other rights that include the right to make, use, or sell any Product unless the party receiving such license or rights expressly agrees in writing to pay to IncuMed any of the Milestone

Payments, in each case to the extent that such Milestone Payments become due as a result of such party’s activities and have not been previously paid by Otonomy. For the avoidance of doubt, nothing in this Section 8.5 shall be deemed to allow IncuMed to collect the same Milestone Payment twice (i.e., from both Otonomy and from Otonomy’s licensee).

SECTION 8.6    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the Parties hereto. The Parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

SECTION 8.7    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any Party of any right to specific performance or injunctive relief.

SECTION 8.8    Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any Party hereto upon any breach or default of another Party shall impair any such right, power or remedy of such non-defaulting Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

SECTION 8.9    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law.

SECTION 8.10    Consent to Jurisdiction. With respect to any matter not required to be arbitrated pursuant to the terms of Section 8.11 below, the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located within the County of Orange in the State of California, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.1 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Orange, California.

SECTION 8.11        Dispute Resolution. Except as otherwise provided in this Agreement, all claims, controversies, differences or disputes between or among any of the Parties hereto arising from or relating to this Agreement or the Transaction Documents, including claims by one Party that another Party or Parties hereto have failed to perform any of their obligations hereunder or thereunder (collectively, “Agreement Disputes”), shall be resolved as follows:

(a)        The Parties recognize that disputes as to certain matters may from time to time arise which relate to either Party’s rights or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of such disputes in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth below if and when such a dispute arises between the Parties.

(b)        If any dispute arises between the Parties relating to the interpretation, breach or performance of this Agreement or the grounds for the termination thereof, and the Parties cannot resolve the dispute within thirty (30) days of a written request by either Party to the other Party, the Parties agree to hold a meeting, attended by executive level personnel of each Party, to attempt in good faith to negotiate a resolution of the dispute prior to pursuing other available remedies. If, within sixty (60) days after such written request, the Parties have not succeeded in negotiating a resolution of the dispute, such dispute shall be submitted to final and binding arbitration under the then current Streamlined Arbitration Procedures of JAMS (regardless of value). The arbitration proceedings shall be held in JAMS’ Orange California office before a single arbitrator. Each Party shall split equally the costs of the arbitrator and initially bear its own costs and legal fees associated with such arbitration, it being understood that all such costs and legal fees shall be considered Losses of the prevailing party subject to the indemnification provisions of this Agreement. The decision of the arbitrator shall be final and binding on the Parties. The arbitrator shall prepare and deliver to the Parties a written, reasoned opinion conferring its decision. Judgment on the award so rendered may be entered in any court having competent jurisdiction thereof and shall be enforceable under the Federal Arbitration Act.

SECTION 8.12    Rules of Construction. The Parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

SECTION 8.13    Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by Otonomy and IncuMed.

SECTION 8.14    Specific Performance; Injunctive Relief. It is understood and agreed that, notwithstanding any other provision of this Agreement, there will be no adequate remedy at law for a violation of any of the covenants or agreements set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to a Party upon any such violation, such Party shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to such Party at law or in equity and each Party hereby waives any and all defenses which could exist in its favor in connection with such enforcement.

(The remainder of this page is intentionally left blank.)

In witness whereof, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

OTONOMY, INC.

By:	/s/ David A. Weber, PhD

David A. Weber, PhD
Name (typed or printed)

President & Chief Executive Officer
Title

INCUMED, LLC

By:	/s/ Jeff Goldberg

Jeff Goldberg
Name (typed or printed)

President
Title

Signature Page to Asset Transfer Agreement

EXHIBIT A

Definitions and References

“Action” shall mean any claim, action, suit, arbitration, proceeding or investigation by or before any Governmental Authority.

“Active Agent” shall mean Gacyclidine, as well as each of the separate diasteriomers comprising Gacyclidine, together with all salt forms, solvates and esters of any of the foregoing.

“Affiliate” shall mean, with respect to any specified Person, any corporation or other entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) shall mean: (a) to possess, directly or indirectly, the power to affirmatively direct the management and policies of such corporation or other entity, whether through ownership of voting stock or other ownership interest or by contract relating to voting rights or corporate governance; or (b) direct or indirect beneficial ownership of at least fifty percent (50%) (or such lesser percentage which is the maximum allowed to be owned by a foreign entity in a particular jurisdiction) of the voting stock or other ownership interest in such corporation or other entity.

“Aggregate Purchase Price” shall mean $5,475,000.

“Agreement” shall mean this Asset Transfer Agreement dated as of April 30, 2013 (including the Exhibits hereto) and all amendments hereto made in accordance with the provisions of Section 8.13.

“Allocation” shall have the meaning specified in Section 2.3(c).

“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement in the form attached hereto as Exhibit D-1.

“Bill of Sale” shall mean the Bill of Sale in the form attached hereto as Exhibit E-1.

“Books and Records” shall mean all books, records, files, documents, data, information and correspondence, including: all records with respect to supply sources; all pre-clinical, clinical, research and process development data, results and reports relating to products or of any materials used in the research, development, or manufacture of products, including all raw data relating to clinical trials of products, all case report forms relating thereto and all statistical programs developed (or modified in a manner material to the use or function thereof) to analyze clinical data; all research data, statistical programs (if any) used for research or development; all records, including vendor and supplier lists, manufacturing records, sampling records, standard operating procedures and batch records, related to manufacturing processes; all laboratory notebooks relating to products or relating to their biological, physiological, mechanical or other properties or compositions; all adverse experience reports and files related thereto (including source documentation) and all periodic adverse experience reports and all data contained in electronic databases relating to periodic adverse experience reports; all analytical and quality control data; and all correspondence, minutes or other communications with the FDA or Foreign Regulatory Authorities.

“Business Day” shall mean any day other than a Saturday, a Sunday, or any other day on which commercial banks in San Francisco, California are authorized or required to be closed for business.

“Charter Documents” shall mean, with respect to a business entity, the certificate of incorporation, bylaws or other similar governing instruments and organizational documents of such entity.

“Closing” shall have the meaning specified in Section 2.4.

“Closing Date” shall have the meaning specified in Section 2.4.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidential Information” shall mean the IncuMed Confidential Information or the Otonomy Confidential Information, as applicable.

“Contract” shall mean any and all legally binding commitments, contracts, purchase orders, sales orders, leases, subleases, licenses, easements, commitments, arrangements, undertakings, evidence of indebtedness, security or pledge agreements or other agreements.

“Control” (including any variations such as “Controlled” and “Controlling”), in the context of intellectual property rights of a Party, shall mean that such Party or its Subsidiary owns or possesses rights to intellectual property sufficient to grant the applicable license under this Agreement, without violating the terms of any agreement with a Third Party pursuant to which such intellectual property was initially acquired or created by such Party or its Subsidiary.

“Copyrights” shall mean all works of authorship, copyrights, copyright registrations and applications therefor, including all moral rights and any other rights corresponding thereto anywhere in the world.

“Deductible Expenses” shall mean to the extent actually incurred or allowed with respect to any sale of a Product: (i) normal and customary trade, cash or quantity discounts, including any volume discount, paid or credited to a third party; rebates; charge-backs; retroactive price adjustments; and administrative fees (including U.S. Medicaid and Medicare programs or equivalents and other private or government sponsored rebates and administrative fees paid or credited to purchasing groups in relation to Products); (ii) import, export, sales, use, excise and other consumption taxes and custom duties or tariffs, to the extent and up to the amount mentioned in that respect on the invoice, and any other governmental taxes (other than income taxes) or charges imposed upon the importation, use or sale of a Product; (iii) any charges for freight, postage, shipping, security or special handling or insurance; (iv) returns; and (v) reasonable provisions for allowance for uncollectible amounts.

“Disclosing Party” shall have the meaning specified in Section 5.5(a).

“Disclosure Schedule” shall have the meaning specified in the first paragraph of Article III.

“Durect Intellectual Property” shall mean the Durect Know-How and Durect Patents.

“Durect Know-How” shall mean any and all Know-How licensed or sublicensed to IncuMed by Durect under the Durect License Agreement and included in the License Agreement attached hereto as Exhibit H.

“Durect Patents” shall mean any and all Patent Rights licensed or sublicensed to IncuMed by Durect under the Durect License Agreement and included in the License Agreement attached hereto as Exhibit H.

“Durect License Agreement” means that certain License and Commercialization Agreement, between IncuMed (as assignee of NeuroSystec) and Durect Corporation (“Durect”), dated May 13, 2004, as amended to the date hereof.

“Effective Time” shall mean the time at which the Closing is consummated.

“EMA” shall mean the European Medicines Agency.

“Encumbrance” shall mean any security interest, pledge, mortgage, lien (including, without limitation, environmental and Tax liens), charge, option, right of first refusal, or encumbrance.

“Environmental Law” shall mean any Law and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion or agency requirement, in each case having the force and effect of Law, relating to the pollution, protection, investigation or restoration of the environment or health and safety as affected by the environment or natural resources, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.

“ERISA Affiliate” shall mean any other Person under common control with IncuMed within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

“Escrow Agent” shall mean JP Morgan.

“Escrow Agreement” shall mean that certain Escrow Agreement between Otonomy, IncuMed and the Escrow Agent, dated as of the date hereof, in the form attached hereto as Exhibit I.

“Escrow Amount” shall mean $[***].

*** Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

“Escrow Fund” means the funds held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.

“FDA” shall mean the United States Food and Drug Administration and any successor agency thereto.

“Foreign Regulatory Authority” shall mean any agency, commission, official or other instrumentality of any foreign country or other foreign political subdivision that performs a function for such country or political subdivision similar to the function performed by the FDA for the United States.

“Gacyclidine” shall mean [***].

“Governmental Authority” shall mean any national, federal, state, municipal, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, or award entered by or with any Governmental Authority.

“Hazardous Materials” shall mean (a) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any Environmental Law.

“IncuMed Confidential Information” means any proprietary information, technical data, trade secrets or Know-How, including, but not limited to, research, business plans or models, product plans, products, developments, inventions, processes, formulas, technology, designs, marketing, finances or other business information, disclosed by IncuMed to Otonomy either directly or indirectly in writing or orally. Notwithstanding the foregoing, the Transferred Assets shall not be deemed included within the IncuMed Confidential Information unless and until the Put Option is exercised by Otonomy, in which event the Transferred Assets shall be included in the IncuMed Confidential Information effective as of the Put Date.

“IncuMed” shall have the meaning specified in the first paragraph of this Agreement.

“IncuMed Fraud” shall have the meaning specified in Section 7.1.

“IncuMed Indemnified Parties” shall have the meaning specified in Section 7.1.

“Indemnified Parties” shall have the meaning specified in Section 7.1.

“Intellectual Property” shall mean, collectively, Know-How and Intellectual Property Rights.

*** Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

“Intellectual Property Rights” shall mean any or all of the following and all statutory or common law rights throughout the world in, arising out of or associated with any or all of the following: (a) Patent Rights, (b) Trademarks, (c) Copyrights, (d) the protection of trade and industrial secrets and confidential information, (e) Internet Properties and (f) any similar, corresponding or equivalent rights to any of the foregoing, including priority rights and the right to enforce and recover remedies for any of the foregoing.

“Internet Properties” shall mean all Uniform Resource Locators, world wide web addresses, sites and domain names and applications and registrations therefor anywhere in the world.

“Know-How” shall mean any information related to the research, manufacture, preparation, development or commercialization of a product or technology, including, without limitation, product specifications, processes, product designs, plans, trade secrets, ideas, concepts, inventions, formulae, chemical, pharmacological, toxicological, pharmaceutical, physical, analytical, stability, safety, quality assurance, quality control and clinical data, technical information, research information and other confidential or proprietary technical and business information, whether or not embodied in any documentation or other tangible materials. If Know-How is embodied in tangible materials, including biological materials, chemical compounds or the like, such tangible materials shall be deemed included within the Know-How.

“Knowledge” shall mean the actual knowledge of Laura Bishop as of the Effective Time without any duty of investigation, it being understood and agreed that (i) Laura Bishop has not reviewed the Transferred Books and Records and (ii) Laura Bishop has performed no research related to the Transferred Patents.

“Law” shall mean any national, federal, state, municipal or local or other statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“License Agreement” shall mean the amended and restated Durect License Agreement in the form attached hereto as Exhibit H.

“Losses” shall have the meaning specified in Section 7.1.

“Material Adverse Effect” shall mean any event, change or effect that, when taken individually or together with all other events, changes and effects, is or is reasonably likely (a) to be materially adverse to the Transferred Assets or (b) to prevent or materially delay or impair the ability of IncuMed to perform its obligation under this Agreement.

“NDA” shall mean a New Drug Application, as more fully defined in 21 C.F.R. §314.50 et. seq.

“Net Sales” shall mean with respect to a Product the gross amount invoiced, recognized or otherwise charged by Otonomy, its Affiliates, and its sublicensees for the sale of Product, less Deductible Expenses with respect thereto. It is acknowledged that Net Sales shall not include amounts for Product furnished to a Third Party for use in clinical trials conducted to obtain regulatory approval and Product distributed as free goods. Furthermore, Net Sales shall not include amounts from sales or other dispositions of Product between Otonomy and any of its Affiliates or between Otonomy (or any of its Affiliates) and sublicensees, so long as such Affiliates or sublicensees are not the end user of such Product.

“NeuroSystec” shall mean NeuroSystec Corporation, a Delaware corporation.

“Otonomy” shall have the meaning specified in the first paragraph of this Agreement.

“Otonomy Confidential Information” means (i) any proprietary information, technical data, trade secrets or Know-How, including, but not limited to, research, business plans or models, product plans, products, developments, inventions, processes, formulas, technology, designs, marketing, finances or other business information, disclosed by Otonomy to IncuMed or any of its Affiliates either directly or indirectly in writing or orally and (ii) the Transferred Assets; provided however that the Transferred Assets shall cease to be included within the Otonomy Confidential Information effective as of the Put Date, if the Put Option is exercised by Otonomy.

“Otonomy Fraud” shall have the meaning specified in Section 7.2.

“Otonomy Indemnified Parties” shall have the meaning specified in Section 7.2.

“Party” and “Parties” shall have the meaning specified in the first paragraph of this Agreement.

“Patent Assignment Agreement” shall mean the Patent Assignment Agreement in the form attached hereto as Exhibit F-1.

“Patent Rights” shall mean all patents and patent applications (including provisional applications), and all patents issuing thereon (including utility, model and design patents and certificates of invention), together with all reissue patents, patents of addition, divisions, renewals, continuations, continuations-in-part, substitutions, extensions (including supplemental protection certificates), registrations, confirmations, re-examinations and foreign counterparts of any of the foregoing.

“Person” shall mean an individual, partnership, corporation, association, joint venture, trust, unincorporated organization or governmental entity (or any department, agency or political subdivision thereof).

“Phase III Clinical Trial” means a pivotal, double-blinded human clinical trial of a Product on patients, which trial is designed to: (a) establish that a Product is safe and efficacious for its intended use; (b) define warnings, precautions and adverse reactions that are associated with the Product in the dosage range to be prescribed; (c) satisfy the requirements for approval of an NDA by the FDA authorizing the marketing of the Product for its intended use; and (d) be consistent with 21 CFR § 312.21(c).

“Pre-Closing Tax Period” means any Tax period or portion thereof ending on or before the Closing Date.

“Product” shall mean any pharmaceutical formulation containing an Active Agent using any of the technology or intellectual property included within the Transferred Assets.

“PTO” shall mean the United States Patent and Trademark Office.

“Put Option Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement in the form attached hereto as Exhibit D-2.

“Put Option Bill of Sale” shall mean the Bill of Sale in the form attached hereto as Exhibit E-2.

“Put Option Patent Assignment Agreement” shall mean the Patent Assignment Agreement in the form attached hereto as Exhibit F-2.

“Put Option Period” shall mean the period beginning on the Closing Date and ending at the earlier of (i) 5:00 p.m., Pacific Time, on the one year anniversary of the Closing Date (such time, the “Put Expiration Time”) or (ii) immediately upon Otonomy’s delivery to IncuMed of written notice that Otonomy has elected not to exercise the Put Option (such time of delivery the “Put Cancellation Time”).

“Reconveyance Documents” shall have the meaning specified in Section 2.6(c).

“Regulatory Approval” shall mean all approvals, licenses, registrations or authorizations of all Governmental Authorities in a country for the manufacture, use, storage, import, marketing and sale of a Product in such country, including any pricing and reimbursement approvals.

“Retained Liabilities” shall have the meaning specified in Section 2.2.

“Subsidiary” shall mean any corporation or other entity, whether or not existing on the date hereof, in which Otonomy or IncuMed , as the context requires, directly or indirectly through subsidiaries or otherwise, beneficially owns at least fifty percent (50%) of either the equity interest or voting power of or in such corporation or other entity.

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including, without limitation, any liability under Treasury Regulation Section 1.1502-6 or any comparable provision of foreign, state or local law); and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person other than Otonomy, IncuMed, Durect or their respective Affiliates.

“Trademarks” shall mean all trademarks, trade names, trade dress, service marks, logos and slogans, in each case whether registered or unregistered, and all Internet domain names, together with all registrations, applications and renewals thereof and the goodwill associated therewith anywhere in the world.

“Transaction Documents” shall mean, collectively, this Agreement, the Escrow Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Patent Assignment Agreement and the License Agreement.

“Transferred Assets” shall have the meaning specified in Section 2.1.

“Transferred Books and Records” shall mean the originals of all the Books and Records (or copies where only copies are available) related to the Transferred Patent Rights, an Active Agent or Durect License Agreement that are (i) kept in the file cabinets identified by IncuMed, and (ii) stored in a digital form on IncuMed’s server, together with any and all copyright and trade secret rights in such Books and Records and the information contained therein. Notwithstanding the foregoing, in no event will the Transferred Books and Records be deemed to include any inadvertently transferred files, records, or electronic documents related to devices, corporate records, or employees.

“Transferred Patent Rights” shall mean (a) the Patent Rights listed on Exhibit G, and (b) reissues, patents of addition, divisions, renewals, continuations, continuations-in-part, substitutions, extensions (including supplemental protection certificates), registrations, confirmations, re-examinations and foreign counterparts (in each case, if any) of the Patent Rights listed on Exhibit G.

EXHIBIT B

Representations and Warranties of IncuMed

1.        Organization.  IncuMed is duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite power and authority to own its assets, including the Transferred Assets, and carry on its business as currently conducted by it. IncuMed is duly authorized to do business and are in good standing in each jurisdiction where the failure to be so qualified or in good standing would have a Material Adverse Effect.

2.        Authority.  IncuMed has all necessary corporate power and authority and have taken all actions necessary to enter into this Agreement, to execute and deliver the Transaction Documents to which it is a party and to carry out the transactions contemplated thereby. IncuMed has taken all action required by Law and its Charter Documents to duly authorize (i) the execution and delivery of the Transaction Documents to which it is a party and (ii) the consummation of the transactions contemplated thereby. No other corporate proceedings on the part of IncuMed are necessary to authorize the Transaction Documents and the transactions contemplated thereby. Each Transaction Document to which IncuMed is a party has been duly and validly executed and delivered by IncuMed and, when executed and delivered by Otonomy, shall constitute a legal, valid and binding obligation of IncuMed, enforceable against it in accordance with its terms. Notwithstanding the matters set forth in this Section 2, the enforceability of the Transaction Documents may be limited by principles of public policy and the rules of law governing specific performance, injunctive relief or other equitable remedies.

3.        No Conflict.  IncuMed’s execution, delivery and performance of the Transaction Documents do not and will not (a) violate, conflict with or result in the breach of any provision of IncuMed’s Charter Documents, (b) conflict with or violate any Law or Governmental Order applicable to IncuMed or any of the Transferred Assets, (c) conflict with, result in any breach of, constitute a default under or require any consent under any Contract that is binding on IncuMed, or (d) result in the creation of any Encumbrance on any of the Transferred Assets.

4.        Governmental Consents and Approvals.  The execution, delivery and performance of the Transaction Documents by IncuMed do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority.

5.        Litigation.  There are no Actions by or against IncuMed or, to the Knowledge of IncuMed, any of its Affiliates relating to the Transferred Assets which are currently pending, or, to the Knowledge of IncuMed, threatened to be brought, before any Governmental Authority. Neither IncuMed, nor any of its Affiliates nor any of the Transferred Assets is subject to any Governmental Order (nor, to the Knowledge of IncuMed, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) which has had or could have a Material Adverse Effect.

6.        Contracts. Section 6(a) of the Disclosure Schedule sets forth a complete and accurate list of all Contracts, other than the Durect License, affecting the Transferred Assets to which IncuMed is a party or otherwise bound.

7.        Intellectual Property.

  (a)        Transfers.  Neither IncuMed nor its Affiliates has transferred ownership of, or granted any license of or right to use, or authorized the retention of any rights to use any Transferred Patent Rights to any other Person.

  (b)        Validity.  Each Patent Right within the Transferred Patent Rights is subsisting, and all necessary registration, maintenance and renewal fees in connection with such Transferred Patent Rights that are required to be paid prior to the date of this Agreement have been paid, and all necessary documents and certificates in connection with such Transferred Patent Rights that are required to be filed prior to the date of this Agreement have been filed with the relevant Governmental Authorities for the purposes of perfecting, prosecuting and maintaining such Transferred Patent Rights. To the Knowledge of IncuMed, there are no actions that must be taken by IncuMed or its Affiliates within ninety (90) days of the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO office actions (or equivalent actions of any equivalent authority anywhere in the world), for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Transferred Patent Right.

  (c)        Enforceability.  IncuMed (i) has not, nor, to the Knowledge of IncuMed, have any of its Affiliates, received written notice from any Person asserting that the Transferred Patent Rights or Durect Patent Rights are invalid or unenforceable and (ii) has no Knowledge of any act or omission by NeuroSystec or its counsel with respect to the filing or prosecution of the Transferred Patent Rights that would render any issued Patent Rights within the Transferred Patent Rights invalid or unenforceable, including without limitation, Knowledge of any failure to appropriately name in any such Patent Rights all inventors of the inventions claimed in such Patent Rights or to timely make any required filing, response or payment with respect to such Patent Rights. In addition, neither IncuMed nor, to the Knowledge of IncuMed, its Affiliates has entered into any agreement with any Person not to assert any charge of infringement of the Transferred Patent Rights or Durect Patent Rights against such Person, which would impact Otonomy’s ability to enforce the Transferred Patent Rights or Durect Patent Rights after the Closing.

  (d)        Rights from Third Parties.  One of IncuMed’s existing or prior Affiliates has a written Contract with each of its prior employees or contractors pursuant to which IncuMed or its Affiliate (as applicable) has obtained ownership of, and is the exclusive owner of the Transferred Patent Rights.

  (e)        No Actions.  Neither IncuMed nor to the Knowledge of IncuMed, its Affiliates, have received written notice from any Person claiming that the research, development, Regulatory Approval, manufacture, distribution, marketing, sale, promotion or other commercialization of Product as carried out by IncuMed or its Affiliates infringes or misappropriates any Intellectual Property of any Person or constitutes unfair competition or trade practices under the Laws of any jurisdiction. There are no pending or, to the Knowledge of IncuMed, threatened claims (including interferences, oppositions and similar proceedings) challenging the Transferred Patent Rights or the Durect Intellectual Property nor has IncuMed or, to IncuMed’s Knowledge, its Affiliates received any “offer to license” letters from any Person inviting IncuMed or its Affiliates to license any Third Party Intellectual Property purported to cover Product.

  (f)        Disclosure.  To Incumed’s Knowledge, the file cabinets and the server in the possession of IncuMed contain all material Books and Records related to the Transferred Assets that were identified by NeuroSystec, including but not limited to Books and Records related to (i) all Patent Rights that are/were owned or in-licensed by NeuroSystec as of, or at any time prior to, the Effective Date, that claim or disclose gacyclidine or any uses thereof; and (ii) all INDs and other regulatory filings, governmental permits, licenses, registrations, approvals and other submissions or authorizations relating to the Products that were made, filed or received by NeuroSystec, licensees, contractors, suppliers, successors, assigns and others acting under authority of NeuroSystec.

8.        Encumbrances.  Each item of Transferred Assets are free and clear of all Encumbrances and IncuMed is the exclusive owner, and has good title against all others, of all right, title and interest in, to and under all Transferred Assets.

9.        No Other Representations or Warranties.  Except for the representations and warranties contained in this Exhibit B, neither IncuMed nor any other Person makes any other express or implied representation or warranty on behalf of IncuMed.

EXHIBIT C-1

Representations and Warranties of Otonomy

1.        Organization.  Otonomy is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own its assets and carry on its business as currently conducted by it.

2.        Authority.  Otonomy has all necessary corporate power and authority and has taken all actions necessary to enter into this Agreement, to execute and deliver the Transaction Documents to which it is a party and to carry out the transactions contemplated thereby. The board of directors of Otonomy has taken all action required by Law and the Charter Documents of Otonomy to be taken by it to duly authorize (i) the execution and delivery of the Transaction Documents to which it is a party and (ii) the consummation of the transactions contemplated thereby. No other corporate proceedings on the part of Otonomy are necessary to authorize the Transaction Documents and the transactions contemplated thereby. Each Transaction Document to which Otonomy is a party has been duly and validly executed and delivered by Otonomy and, when executed and delivered by IncuMed shall constitute a legal, valid and binding obligation of Otonomy, enforceable against it in accordance with its terms. Notwithstanding the matters set forth in this Section 2, the enforceability of the Transaction Documents may be limited by principles of public policy and the rules of law governing specific performance, injunctive relief or other equitable remedies.

3.        No Conflict.  Otonomy’s execution, delivery and performance of the Transaction Documents do not and will not (a) violate, conflict with or result in the breach of any provision of Otonomy’s Charter Documents, (b) conflict with or violate any Law or Governmental Order applicable to Otonomy or (c) conflict with, result in any breach of, constitute a default under or require any consent under any Contract that is binding on Otonomy.

4.        No Other Representations or Warranties.  Except for the representations and warranties contained in this Exhibit C-1, neither Otonomy nor any other Person makes any other express or implied representation or warranty on behalf of Otonomy.

EXHIBIT C-2

Representations and Warranties of Otonomy

1.        Organization.  Otonomy is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own its assets and carry on its business as currently conducted by it.

2.        Authority.  Otonomy has all necessary corporate power and authority and has taken all actions necessary to execute and deliver the Reconveyance Documents to which it is a party and to carry out the transactions contemplated thereby. The board of directors of Otonomy has taken all action required by Law and the Charter Documents of Otonomy to be taken by it to duly authorize (i) the execution and delivery of the Reconveyance Documents to which it is a party and (ii) the consummation of the transactions contemplated thereby. No other corporate proceedings on the part of Otonomy are necessary to authorize the Reconveyance Documents and the transactions contemplated thereby. Each Reconveyance Document to which Otonomy is a party has been duly and validly executed and delivered by Otonomy and, if IncuMed’s execution is necessary, when executed and delivered by IncuMed shall constitute a legal, valid and binding obligation of Otonomy, enforceable against it in accordance with its terms. Notwithstanding the matters set forth in this Section 2, the enforceability of the Reconveyance Documents may be limited by principles of public policy and the rules of law governing specific performance, injunctive relief or other equitable remedies.

3.        No Conflict.  Otonomy’s execution, delivery and performance of the Reconveyance Documents do not and will not (a) violate, conflict with or result in the breach of any provision of Otonomy’s Charter Documents, (b) conflict with or violate any Law or Governmental Order applicable to Otonomy, (c) conflict with, result in any breach of, constitute a default under or require any consent under any Contract that is binding on Otonomy or (d) result in the creation of any Encumbrance on any of the Transferred Assets.

4.        Encumbrances.  Each item of Transferred Assets are free and clear of all Encumbrances and Otonomy is the exclusive owner, and has good title against all others, of all right, title and interest in, to and under all Transferred Assets.

5.        No Other Representations or Warranties.  Except for the representations and warranties contained in this Exhibit C-2, neither Otonomy nor any other Person makes any other express or implied representation or warranty on behalf of Otonomy.